DD
7/3/13

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 2 2013
DIVISION OF TRADING & MARKETS

SEC ... ION

13014546

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47763

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2011 (MM/DD/YY) AND ENDING 06/30/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11350 McCormick Rd EP III Suite 901
(No. and Street)

Hunt Valley	MD	21031
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Johnson 410-785-4990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stegman & Company
(Name – *if individual, state last, first, middle name*)

405 E Joppa Rd Suite 100	Baltimore	MD	21286
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) : **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DD
7/23/13

OATH OR AFFIRMATION

I, Thomas Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Brokerage Services, Inc., as of June 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JAMES J SWEET
NOTARY PUBLIC
HARFORD
MARYLAND
MY COMMISSION EXPIRES 12/29/2013

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL BROKERAGE SERVICES, INC.

FINANCIAL STATEMENTS

For The Year Ended June 30, 2012

GLOBAL BROKERAGE SERVICES, INC.

Table of Contents

For The Year Ended June 30, 2012

GLOBAL BROKERAGE SERVICES, INC.
Balance Sheet
June 30, 2012

ASSETS

Current Assets:		
Cash	$	31,405
Accounts Receivable (Note 2)		74,666
Due From Brokers		1,829
Prepaid Expenses		18,690
Total Current Assets		126,590
Other Assets:		
Deposits with Clearing Organization (Note 3)		10,626
Total Other Assets		10,626
Total Assets	$	137,216

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accounts Payable	$	300
Commissions Payable (Note 4)		63,499
Deferred Income Taxes (Note 1 and 5)		6,328
Total Liabilities		70,127
Stockholders' Equity:		
Common Stock, $5 par value, 5,000 shares authorized and 2,000 shares issued and outstanding		10,000
Retained Earnings		57,089
Total Stockholders' Equity		67,089
Total Liabilities and Stockholders' Equity	$	137,216

The accompanying notes are an integral part of these financial statements.

GLOBAL BROKERAGE SERVICES, INC.
Statement of Operations
For the Year Ended June 30, 2012

	Amount	%
Revenues		
Commissions & Fees	$ 742,242	57.29
Investment Advisory Fees	553,406	42.71
Total Revenues	1,295,648	100.00
Expenses		
Dues and Subscriptions	495	0.04
Commissions	1,010,081	77.96
Licenses and Fees	7,893	0.61
Management Fees (Note 6)	243,000	18.76
Office Expenses	4,069	0.31
Professional Development	570	0.04
Payroll Processing	380	0.03
Professional Fees	669	0.05
Telephone	3,366	0.26
Total Expenses	1,270,523	98.06
Income before Income Taxes	25,125	1.94
Provision for Income Taxes (Note 1 and 5)	8,942	.69
Net Income	$ 16,183	1.25

The accompanying notes are an integral part of these financial statements.

GLOBAL BROKERAGE SERVICES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2012

	Common Stock	Retained Earnings	Total
Balance at Beginning of Year	$ 10,000	$ 40,906	$ 50,906
Net Income	-0-	16,183	16,183
Balance at End of Year	$ 10,000	$ 57,089	$ 67,089

The accompanying notes are an integral part of these financial statements.

GLOBAL BROKERAGE SERVICES, INC.
Statement of Cash Flows
For The Year Ended June 30, 2012

CASH FLOW FROM OPERATING ACTIVITIES	
Net Income	$ 16,183
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) Decrease in:	
Accounts Receivable	(23,515)
Due From Brokers	(1,829)
Prepaid Expenses	(18,690)
Deferred Tax Asset	2,614
Increase (Decrease) in:	
Accounts Payable	(1,143)
Commissions Payable	23,103
Deferred Income Taxes	6,328
NET CASH PROVIDED BY OPERATING ACTIVITIES	3,051
CASH FLOWS FROM INVESTING ACTIVITIES	-0-
NET CASH PROVIDED BY INVESTING ACTIVITIES	-0-
CASH FLOWS FROM FINANCING ACTIVITIES	-0-
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	-0-
NET INCREASE IN CASH	3,051
CASH AT BEGINNING OF YEAR	28,354
CASH AT END OF YEAR	$ 31,405

The accompanying notes are an integral part of these financial statements.

GLOBAL BROKERAGE SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended June 30, 2012

Note 1-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Global Brokerage Services, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company provides securities brokerage services and investment advisory services. The Company does not hold funds or securities for, or owe money or securities to, customers and does not carry accounts of, or for, customers including the purchase, sale and redemption of redeemable shares of registered investment companies or participation in insurance company's separate accounts.

Accounting Estimates and Assumptions

The preparation of finanical statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees are recognized as earned on a monthly basis.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Subsequent Events

The Company has evaluated subsequent events for potential recognition and / or disclosure through August 24, 2012, the date the financial statements were available to be issued.

GLOBAL BROKERAGE SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended June 30, 2012

Note 2 - ACCOUNTS RECEIVABLE

Management is of the opinion that all of the Company's accounts receivable are fully collectible. As of June 30, 2012, the accounts receivable consisted of commissions from the sale of mutual funds, common stocks, annuities, private placements and 12b-1 fees.

Note 3 – DEPOSITS WITH CLEARING ORGANIZATION

The Company has an agreement with Southwest Securities, Inc. to act as its clearing agent. The Company maintains a deposit with the clearing firm in the amount of $10,626 in an non interest bearing account.

Note 4 – COMMISSIONS PAYABLE

The Company has entered into selling agreements with its representatives to solicit and sell approved investment products. The representatives are independent contractors and are responsible for their own expenses, taxes and benefits. The Company compensates its representatives by paying them a portion of the commissions received from the investment products sold. As of June 30, 2012, the amount of commissions due to its representatives was $63,499.

Note 5 – INCOME TAXES

The provision for income taxes consists of the following components for the year:

Current Expense	$ -0-
Deferred Expense	8,942
Total Income Taxes Payable	$ 8,942

Note 5 – INCOME TAXES, CONTINUED

As of June 30, 2012, net deferred taxes consisted of the following:

Commissions Payable	($ 14,250)
Accounts Receivable	16,500
Prepaid Expenses	4,078
Net Deferred Tax Liability	$ 6,328

Management considers the likelihood of changes by taxing authorities in its filed income tax returns and recognizes a liability for or discloses potential changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in filed income tax returns that require recognition or disclosure in the accompanying financial statements. The Company's income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination.

Note 6 - RELATED PARTY TRANSACTIONS

As of July 1, 1995 the Company has entered into a management service agreement with Universal Asset Management, Inc., a related entity, for a number of management services on a month to month basis and may be terminated immediately by either party. The Company incurred management fees of $243,000 for the year ended June 30, 2012. The monthly management fee is a charge for salaries, occupancy, insurance and various other office expenses. Universal Asset Management, Inc. and the Company have common shareholders.

The shareholders of the Company are licensed registered representatives. During the year the Company paid commissions to the shareholders in the amount of $16,641.

Note 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by the SEC, shall not exceed 12 to 1. At June 30, 2012, the Company had net capital of $37,737, which was $32,737 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.86 to 1.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of June 30, 2012

Schedule I

GLOBAL BROKERAGE SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of June 30, 2012

NET CAPITAL

Total stockholders' equity		$ 67,089
Deduct stockholders' equity not allowable for net capital		-0-
Total stockholders' equity qualified for net capital		67,089
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-0-
B. Other (deductions) or allowable credits-deferred income taxes payable		-0-
Total capital and allowable subordinated liabilities		67,089
Deductions and/or charges		
A. Non-allowable assets		
Nonallowable Receivables	$ 10,662	
Prepaid Expenses	18,690	
Other deductions and/or charges	-0-	29,352
Net capital before haircuts on securities positions		37,737
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
A. Contractual securities commitments	-0-	
B. Trading and investment securities	-0-	
C. Other:	-0-	-0-
Net Capital		37,737

Schedule I (Continued)

GLOBAL BROKERAGE SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of June 30, 2012

AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Short-term bank loans (secured by customers' securities)	$ -0-
Payable to brokers and dealers	63,499
Payable to clearing broker	-0-
Other accounts payable and accrued expenses	6,628
Total aggregate indebtedness	70,127

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital as required under SEC Rule 15c3-1(a)(2)(vi)	$ 5,000
Excess net capital at 1200%	$ 382,723
Ratio: Aggregate indebtedness to net capital	1.86 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There are no material differences from the Company's computation included in Part II of Form X-17 A-5 as of June 30, 2012. Therefore, no reconciliation is included.

Schedule II

GLOBAL BROKERAGE SERVICES, INC.
Computation of Net Capital Under Rule 15c3-3 of the Securities and Exchange Commission

As of June 30, 2012

In regards to the Reserve Requirements under Rule 15c-3 of the Securities and Exchange Commission, the firm is claiming an exemption under section (k)(2)(ii). Global Brokerage Services, Inc. is an Introducing Broker/Dealer which clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

STEGMAN
& COMPANY
CERTIFIED PUBLIC ACCOUNTANTS AND MANAGEMENT CONSULTANTS SINCE 1915

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
of Global Brokerage Services, Inc.
Hunt Valley, Maryland 21031

We have audited the accompanying balance sheet of Global Brokerage Services, Inc., (the "Company") as of June 30, 2012 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 . These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Brokerage Services, Inc. as of June 30, 2012, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baltimore, Maryland
August 24, 2012

Stegman & Company